                                                                       Exhibit 99.97

CYBIN INC.

(formerly Clarmin Explorations Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

MARCH 31, 2021

CYBIN INC.

CONSOLIDATED FINANCIAL STATEMENTS (Audited)

Responsibility for Consolidated Financial Statements

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for approval by the Board of Directors.

Where necessary, management has made judgements and estimates in preparing the consolidated financial statements and such statements have been prepared within acceptable limits of materiality. Management maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded.

A firm of independent Chartered Professional Accountants, Zeifmans LLP, appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion on the consolidated financial statements.

(Signed) "Douglas Drysdale"

Chief Executive Officer

June 24, 2021

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Cybin Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Cybin Inc. (the "Company"), which comprise the consolidated statements of financial position as at March 31, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended March 31, 2021 and for the period from incorporation October 22, 2019 to March 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2021 and 2020 and its consolidated financial performance and its consolidated cash flows for the year ended March 31, 2021 and for the period from incorporation October 22, 2019 to March 31, 2020 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

Basis of Opinion

We have conducted our audits in accordance with Canadian generally accepted auditing standards ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with those requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management's Discussion and Analysis ("MD&A"), but does not include the consolidated financial statements and our auditors' report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

We obtained the MD&A prior to the date of this auditors' report. If based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditors' report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due from fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

201 Bridgeland Avenue | Toronto	zeifmans.ca
Ontario | M6A 1Y7 | Canada	T: 416.256.4000

Zeifmans LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits.

We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting for error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the

Company's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

2

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable related safeguards.

The engagement partner on the audits resulting in this independent auditors' report is Ahmad Aslam, CPA, CA.

Toronto, Ontario	Chartered Professional Accountants
June 24, 2021	Licensed Public Accountants

3

CYBIN INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts expressed in thousands of Canadian dollars)

	March 31, 2021	March 31, 2020
ASSETS
Current
Cash	$64,026	$1,545
Accounts receivable	1,329	74
Prepaid expenses	1,129	21

Total Current Assets	66,484	1,640
Non-current
Investments (note 5)	-	71
Equipment (note 6)	557	-
Patents (note 7)	1,701	-
Goodwill	23,370	-

	25,628	71

TOTAL ASSETS	$92,112	$1,711
LIABILITIES
Current
Accounts payable and accrued liabilities	$2,793	$263
Current portion of contingent liabilities (note 8)	2,107	-

Total Current Liabilities	4,900	263
Non-current
Contingent liabilities (note 8)	1,094	-

	1,094	-

TOTAL LIABILITIES	5,994	263
SHAREHOLDERS' EQUITY
Share capital (note 9)	100,676	2,187
Contributed surplus	124	-
Options reserve (note 9)	7,158	64
Warrants reserve (note 9)	11,166	7
Accumulated other comprehensive income	24	-
Deficit	(33,030)	(810)

TOTAL SHAREHOLDERS' EQUITY	86,118	1,448

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$92,112	$1,711

Corporate information and continuance of operations (note 1)

Commitments (note 12)

Subsequent events (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issue on June 24, 2021 by the Board of Directors and signed on its behalf by:

/s/Paul Glavine Director	/s/ Eric So Director

CYBIN INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

		From incorporation
	For the year ended	October 22, 2019 to
	March 31, 2021	March 31, 2020
REVENUE	$864	$-
COST OF GOODS SOLD	664	-
GROSS PROFIT	200	-
EXPENSES	11,554
Share-based compensation (note 9, 10)		64
General and administrative costs (note 11)	10,925	567
Marketing	4,945	49
Research	3,300	134

TOTAL EXPENSES	30,724	814
OTHER INCOME (EXPENSES)	60
Interest income		-
Accretion on convertible debt	(10)	-
Impairment of investment	(63)	-
Impairment of promissory note	(230)	-
Foreign currency translation gain (loss)	(460)	4
Contingent liability accretion	(482)	-
Impairment of inventory	(511)	-

TOTAL OTHER INCOME (EXPENSES)	(1,696)	4

NET LOSS FOR THE PERIOD	$(32,220)	$(810)
OTHER COMPREHENSIVE INCOME (LOSS)	24
Foreign currency translation differences for foreign operations		-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(32,196)	$(810)
Basic loss per share for the period attributable to common shareholders	$(0.32)	$(0.02)
Diluted loss per share for the period attributable to common shareholders	$(0.32)	$(0.02)
Weighted average number of common shares outstanding - basic and
diluted	100,010,864	49,976,788

The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts expressed in thousands of Canadian dollars, except share amounts)

		Share capital		Reserves					Accumulated other
						Equity
						component of	Contributed		comprehensive
	Note	Number of shares	Amount	Warrants	Options	convertible debt	Surplus	Deficit	income	Total
Balance at October 22, 2019			$-	$-	$-	$-	$-	$-		$-
Shares issued for cash - founders' round		47,500,000	5	-	-	-	-	-	-	5
Shares issued for cash net of share issuance costs –		9,003,570	2,189	-	-	-	-	-		2,189
private placement

Finders' warrants		-	(7)	7	-	-	-	-		-
Share-based compensation		-	-	-	64	-	-	-		64
Net loss and comprehensive loss for the period		-	-	-	-	-	-	(810)		(810)
									-
Balance at March 31, 2020		56,503,570	$2,187	$7	$64	$-	$-	$(810)	$-	$1,448
Shares issued for cash net of share issuance costs –	9	74,246,666	50,049	-	-	-	-	-	-	50,049
private placement

Equity issued for amalgamation	9	2,128,295	1,596	-	23	-	-	-	-	1,619
Shares issued for Adelia at acquisition	9	8,688,330	19,549	-	-	-	-	-	-	19,549
Shares issue on contingent liability Adelia milestones	9	934,103	1,539	-	-	-	-	-	-	1,539
Reversal of share subscriptions	9	(2,799,982)	(700)	-	-	-	-	-	-	(700)
Issuance of convertible debt	9	-	-	-	-	15	-	-	-	15
Shares issued on conversion of debt	9	1,200,000	310	-	-	(15)	-	-	-	295
Founders' round additional capital	9	-	164	-	-	-	-	-	-	164
Finders' warrants	9	-	(1,225)	1,225	-	-	-	-	-	-
Warrants exercised	9	815,047	615	(208)	-	-	-	-	-	407
Options exercised	9	492,386	299	-	(117)	-	-	-	-	182
Options forfeited	9	-	-	-	(124)	-	124	-	-	-
Share-based compensation	9	-	-	4,242	7,312	-	-	-	-	11,554
Bought deal share offering - net of share issuance costs	9	15,246,000	26,293	5,900	-	-	-	-	-	32,193
Unrealized gain (loss) on translation of foreign operations	9	-	-	-	-	-	-	-	24	24
Net loss for the period	9	-	-	-	-	-	-	(32,220)	-	(32,220)

Balance at March 31, 2021		157,454,415	$100,676	$11,166	$7,158	$-	$124	$(33,030)	$24	$86,118

CYBIN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts expressed in thousands of Canadian dollars)

	For the year ended	From incorporation
	March 31, 2021	October 22, to
		March 31, 2020
OPERATING ACTIVITIES
Net loss for the period	$(32,220)	$(810)
Adjustments for items not affecting cash:
Non-cash portion of listing fees	1,467	-
Depreciation	49	-
Share-based compensation	11,554	64
Options issuance	23	-
Accretion of convertible debt	10	-
Accretion of contingent liability	482	-
Impairment of promissory note	230	-
Impairment of inventory	511	-
Impairment of Investment	63	-
Unrealized foreign currency translation loss	71	-
	(17,760)	(746)
Net changes in non-cash working capital items:
Accounts receivable	(1,485)	(74)
Prepaid expenses	(1,066)	(20)
Inventory	(511)	-
Accounts payable and accrued liabilities	1,795	263
Net cash flows used in operating activities	(19,027)	(577)
INVESTING ACTIVITIES
Pre-acquisition cash advances to Adelia (note 4)	(958)	-
Purchase of equipment	(135)	-
Acquistion of patents	(96)	-
Purchase of investment	-	(71)
Net cash flows from investing activities	(1,189)	(71)
FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	76,236	2,193
Proceeds from issuance of warrants, net	5,900	-
Shares issued for cash - warrant exercise (note 10)	407	-
Shares issued for cash - options exercise (note 10)	182	-
Net cash flows from financing activities	82,725	2,193
Effects of exchange rate changes on cash	(28)	-

Change in cash	62,481	1,545
Cash, beginning of period	1,545	-
Cash, end of period	$64,026	$1,545

The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Audited)

1.CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Cybin Inc. (formerly Clarmin Explorations Inc.) ("Cybin"), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of the Company's five subsidiaries (together, with Cybin, the "Company"): Cybin Corp., Natures Journey Inc. ("Journey"), Serenity Life Sciences Inc. ("Serenity"), Cybin US Holdings Inc. ("Cybin US") and Adelia Therapeutics Inc. ("Adelia"). The Company's head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

Cybin carries on business through its wholly owned subsidiary Cybin Corp. Cybin Corp was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. Cybin is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

These consolidated financial statements as at, and for the year ended, March 31, 2021 were approved and authorized for issue by the Board of Directors on June 24, 2021.

COVID 19-

In March 2020, the outbreak of the novel strain of corona virus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

Reverse takeover-

On November 5, 2020, Cybin completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and 2762898 Ontario Inc. ("SubCo"), a wholly-owned subsidiary of Cybin (the "Reverse Takeover"). The Reverse Takeover was completed by way of a "three-cornered" amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of Cybin. Effective November 5, 2020, Cybin completed a Common Share consolidation on the basis of 6.672 old common shares into one new Common Share of Cybin (a "Common Share"). All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

In accordance with IFRS 3, Business Combinations, the substance of the reverse takeover is a takeover of a non- operating company. The transaction does not constitute a business combination as Clarmin Explorations Inc. does not meet the definition of a business under IFRS 3. As a result, the transaction is accounted for as a capital transaction with Cybin Inc. being identified as the acquirer and the equity consideration being measured at fair value. The resulting consolidated statement financial statements are presented as a continuation of Cybin Corp. and comparative figures presented in the consolidated financial statements are those of Cybin Corp.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Stock exchange listing –

On November 10, 2020, the Company's common shares (the "Common Shares") became listed for trading on the NEO Exchange under the trading symbol "CYBN". On March 8, 2021, the Company's Common Shares commenced trading on the OTCQB® Venture Market under the symbol "CLXPF".

Acquisition –

On December 14, 2020, the Company completed its acquisition of Adelia by issuing shares of Cybin US that are exchangeable into Common Shares (see note 4). These Cybin US exchangeable shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia. These consolidated financial statements account for the acquisition as if these Cybin US exchangeable shares have already been exchanged for Common Shares.

2.SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The policies applied to these consolidated financial statements are based on IFRS, which have been applied consistently to all periods presented. These consolidated financial statements were issued and effective as at June 24, 2021, the date the Board of Directors approved these consolidated financial statements.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

These consolidated financial statements are presented in Canadian dollars, the Company's presentation currency. The Company's and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian Dollars	100%
Journey	Canadian Dollars	100%
Serenity	Canadian Dollars	100%
Cybin US	U.S. dollars	100%*
Adelia	U.S. dollars	100%

(*)For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Adelia Shareholders (see note 4) hold non-voting shares in Cybin US.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company's interest in they entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at March 31, 2021 there were no cash equivalents.

Inventories

Inventories include raw materials and finished goods. Raw materials are stated at the lower of cost and replacement cost with cost determined on a first-in, first-out basis. The Company monitors the shelf life and expiry of finished goods to determine when inventory values are not recoverable and a write-down is necessary.

Equipment

Equipment consists of lab equipment and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

•Lab equipment – 5 years

•Computer equipment – 3 years

An asset's residual life, useful life and depiction method are reviewed, and adjusted if appropriate on an annual basis.

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Intangible Assets

Intangible assets include expenditures related to obtaining patents. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company's development of psychedelic based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company's psychedelic based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument.

A financial asset is or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVOCI"), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently does not measure any of its financial assets at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

•The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management's strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;

•How the performance of the portfolio is evaluated and reported to the Company's management;

•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•How managers of the business are compensated e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company's stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•contingent events that would change the amount and timing of cash flows;

•leverage features;

•prepayment and extension terms;

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

•terms that limit the Company's claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and

•features that modify consideration of the time value of money – e.g. periodical rest of interest rates

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash lows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•Significant financial difficulty of the borrower or issuer;

•A breach of contract such as a default of past due event;

•The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

•It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower's condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses ("ECL") in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company's applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default:

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company's Common Share purchase warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company's stock option plan, all stock options granted have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognized immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period are based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option's life.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

All figures presented in the consolidated financial statements are reflected in Canadian dollars unless otherwise noted.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated in shareholders' equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at March 31, 2021, and have not been applied in preparing these consolidated financial statements. Management has determined that none of these will have a significant effect on consolidated financial statements of the Company.

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These Consolidated Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include warrants and fair value of share-based payments (note 9) and the fair value of financial instruments (note 13).

Ability to continue as a going concern

In order to assess whether it is appropriate for the Company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections.

In arriving at this judgment, there were a number of assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing of raising additional financing.

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

4.ACQUISITIONS

On August 21, 2020, Cybin Corp. entered into a non-binding letter of intent ("LOI") to acquire 51% of the fully diluted common shares of Adelia (the "Adelia Transaction"). The LOI included providing Adelia with the working capital needed for ongoing operations until completion of the Adelia Transaction. In this respect, on September 3, 2020 US$500 was advanced bearing interest at 10% per annum, compounded daily, commencing on January 1, 2021 and, on November 16, 2020, Cybin Corp. advanced an additional US$215 to Adelia. The total advances were approximately $912.

On December 4, 2020, Cybin entered into a contribution agreement (the "Contribution Agreement") with Cybin Corp., Cybin US, a newly formed fully-controlled subsidiary of Cybin created for the purposes of the Adelia Transaction, and all of the shareholders of Adelia (the "Adelia Shareholders") whereby Cybin US agreed to purchase from the Adelia Shareholders all of the issued and outstanding common shares of Adelia (the "Adelia Shares") in exchange for non-voting Class B common shares in the capital of Cybin US (the "Class B Shares"). The Adelia Transaction closed on December 14, 2020 (the "Closing").

Pursuant to the Contribution Agreement, the Adelia Shareholders contributed all of the Adelia Shares to Cybin US as a capital contribution in exchange for Cybin US issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to $12.40. The aggregate fair value of the Class B Shares to be issued to the Adelia Shareholders on the Closing was $19,549.

The Class B Shares issued by Cybin US to the Adelia Shareholders are exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The purpose of issuing exchangeable Class B Shares to the Adelia Shareholders is to allow the Adelia Shareholders to defer a taxable event, which occurs on the exchange of shares of a United States company for the shares of a Canadian company. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

the first anniversary of the Closing and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable ((i), (ii) and (iii), (collectively, the "Hold Periods"). The Class B Shares issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Common Shares, resulting in an effective issue price of $1.24 per Common Share.

On the occurrence of certain milestones as set out in the Contribution Agreement (each a "Milestone"), Cybin US is to issue to the Adelia Shareholders in accordance with their pro rata percentage, on or before the 2nd business day following the relevant date at which the Company issues a press release announcing the achievement of the Milestone (the "Milestone Determination Date"), such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Contribution Agreement (or where some, but not all, of such sub-Milestone's in the relevant fiscal quarter are achieved, such lesser potion of such milestone consideration) as is determined in accordance with applicable Milestone, by the greater of: (i)$7.50; and (ii) ten times the greater of (x) the 10 day volume weighted average price of the Common Shares; and (y) the closing market price of the Common Shares, in each case, on the close of business on the last business day preceding the Milestone Determination Date. If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion pursuant to the Contribution Agreement, Cybin US's obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is approximately $9,388, assuming all Milestones are met prior to the applicable deadlines. As of March 31, 2021, 934,103 Class B Shares had been issued on the achievement of Milestones. Pursuant to the Contribution Agreement, Cybin, Cybin US, and the Adelia Shareholders also entered into a support agreement dated December 14, 2020 (the "Support Agreement"), which for the purpose of Canadian securities law, is deemed a "security" as it is a document evidencing an interest in or to a security (i.e. the Common Shares), and, as such, constitutes a security of Cybin. Upon the signing of the Support Agreement, given that each of the Adelia Shareholders are an "accredited investor", the prescribed restricted period (of (4) months and one (1) day after the date of issuance) as required under Canadian securities law on the Common Shares (which are exchangeable for Class B Shares at a future date) will commence. Therefore, upon the exchange of the Class B Shares for the Common Shares, subject to the Hold Periods, such Common Shares will no longer be within a restrictive period as prescribed under applicable securities law and free trading securities.

Pursuant to the Contribution Agreement certain Adelia Shareholders entered into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, received, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Common Shares, pursuant to Cybin's equity incentive plan, exercisable for a period of five (5) years and subject to vesting, at an exercise price of $1.74 per Common Share. An additional 555,900 options to acquire Common Shares were issued to eligible participants at the direction of the Adelia Shareholders following the Closing.

In accordance with the measurement period permitted under IFRS 3 - Business Combinations, the fair value of the assets acquired, and liabilities assumed have been determined. Value is attributable to the patents, intellectual property, workforce, and other intangible assets that the Company acquired.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Acquisition Summary		$000's
Pre-acquisition cash advances to Adelia		912
Share consideration		19,549
Contingent consideration		4,257
Fair value of purchase consideration		24,718
Less:	Cash at closing	(65)
Plus:	Total debt assumed	111
Enterprise value		24,764

Allocation of purchase price:
Current assets		43
Net Equipment		480
Patents		1,606
Liabilities assumed		(735)
Goodwill		23,370
Total allocation of purchase price		24,764

The following revenue and net income (loss) attributable subsequent to the Adelia Transaction are included in the Company's consolidated financial statements for the year ended March 31, 2021:

$000's
Revenue	—
Net loss	(1,876)

Had the acquisition occurred on April 1, 2020, the Company estimates that it would have reported the following consolidated revenue and net loss for the year ended March 31, 2021:

$000's
Revenue	—
Net loss	(3,191)

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

5.INVESTMENTS

On January 14, 2020, Cybin Corp. invested US$50 in 3W Wellness Inc. which operates as the TheThirdWave.co. The investment provides the Company with a right to participate in any future equity issuances of the investee at a discount to the issue price. Unrealized foreign exchange in the year ended March 31, 2021, was $8. As per IFRS 13 – Fair Value Measurement, the Company has chosen to fair value the investment as $nil as of March 31, 2021 due to limited market comparatives for a private corporation and for conservatism purposes. As a result, the Company recorded an impairment loss of $63 (March 31, 2020 - $nil). The investment may generate a positive gain or recovery at a later date based on future activities when more relevant information is available.

6.EQUIPMENT

Equipment consists as follows (see also note 4):

		Computer
Cost	Lab Equipment	Equipment	Total
	$000's	$000's	$000's
Balance as at March 31, 2020	—	—	—
Additions	478	141	619
Effect of foreign exchange	(8)	—	(8)
Balance as at March 31, 2021	470	141	611
Accumulated Depreciation
Balance as at March 31, 2020	—	—	—
Depreciation charge	34	15	49
Effect of foreign exchange	5	—	5
Balance as at March 31, 2021	39	15	54

Net book value as at March 31, 2021	431	126	557

7.PATENTS

During the period the Company acquired patents through the acquisition of Adelia (see note 4). The value of these patents are part of the Company's purchase price allocation of Adelia's assets. The Company has allocated $1,606 to Patents as at March 31, 2021.

Cost	Patents
$000's
Balance as at March 31, 2020	—
Adelia acquisition	1,606
Additions	97
Effect of foreign exchange	(2)
Balance as at March 31, 2021	1,701

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

8.CONTINGENT LIABILITIES

The Company has commitments to the Adelia Shareholders based on Milestone achievements (see note 4). Milestone payments are earned and paid quarterly over the next two years. The discounted fair value of these payments are as follows:

$000's
2022	2,107
2023	1,094
Balance as at March 31, 2021	3,201

The Company is currently involved in a legal matter relating to the dismissal of a former employee. The Company is engaged in settlement negotiations. Management is of the opinion that any resulting settlement would not materially affect the Company's consolidated financial position or financial results.

9.SHARE CAPITAL

a)Authorized share capital

Unlimited number of Common Shares and an unlimited number of preferred shares without par value.

b)Issued share capital

During the year ended March 31, 2021, Cybin and Cybin Corp. completed the following share issuances:

Between April 1, 2020 and June 11, 2020, Cybin Corp. issued 3,706,600 common shares as part of a rolling private placement at a price of $0.25 per share for total gross proceeds of $927.

In connection with the private placement, Cybin Corp. issued finders an aggregate of 18,000 share purchase warrants. Each finder's warrant entitles the holder to acquire one Common Share for $0.25 until June 15, 2022 and vest immediately. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $2,668 with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

On June 15, 2020, Cybin Corp. issued 2,000,000 share purchase warrants. Each warrant entitles the holder to acquire one Common Share for $0.25 until June 15, 2022 and require certain milestone achievements in order to vest. The Company has estimated a forfeiture rate of 100% as the recipient is not expected to meet these milestones. The Company estimated the aggregate fair value of the vested warrants using the Black- Scholes option pricing model to be $nil with the same assumptions (except for the forfeiture rate) as above.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On June 15, 2020, certain founders of Cybin Corp. contributed an additional $164 of capital in respect of their original subscription for 6,569,772 common shares. The adjustment of consideration paid was increased from original issuance price of $0.0001 to $0.025 per common share, for which no additional shares were issued.

On June 16 and 17, 2020, Cybin Corp. issued 10,540,066 Common Shares as part of a private placement at a price of $0.64 per share for total gross proceeds of $6,746.

In connection with the private placement Cybin Corp. paid aggregate finders' fees of $189 in cash and issued finders an aggregate of 295,309 share purchase warrants, of which 96,034 were issued on June 16, 2020 and the remaining 199,275 were issued on June 26, 2020. Each finder's warrant entitles the holder to acquire one Common Share for $0.64 for a period of 24 months from the date of issuance. The Company estimated the aggregate fair value of the finders' warrants using the Black-Scholes option pricing model to be $87with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

On May 1, 2020, Cybin Corp. issued convertible debt for gross proceeds of $300. The terms of the convertible debt are: maturity on August 10, 2020; non-interest bearing and is convertible to common shares at a price of $0.25 per common share. The convertible debt automatically converted to 1,200,000 Common Shares on execution of the amalgamation agreement for the Reverse Takeover (see note 1).

On October 19, 2020, Cybin Corp. issued 60,000,000 subscription receipts (the "Subscription Receipts") at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000. On closing of the Reverse Takeover (defined below), each Subscription Receipt was converted into one common share of Cybin Corp. and were subsequently exchanged for one Common Share. In connection with the offering, a cash fee equal to 6% of the aggregate gross proceeds of the offering from non-U.S. resident investors was paid to the agents, except for certain orders on a president's list (the "President's List") pursuant to which a cash fee of 1.5% is payable (the "Agents' Cash Fee"). The Agents also received broker warrants ("Broker Warrants") equal to 6.0% of the number of Subscription Receipts issued pursuant to the offering from non-U.S. resident investors, except for orders on the President's List pursuant to which no Broker Warrants were issued. Each Broker Warrant is exercisable into one Common Share (subject to customary adjustments) for a period of 24 months following the closing of the Reverse Takeover at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the agents, the agents also received an advisory fee of $479 and 16,000 warrants on the same terms as the Broker Warrants. Cybin Corp. also paid an additional cash fee of $1,180 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

Effective November 5, 2020, Cybin completed a Common Share consolidation on the basis of 6.672 old Common Shares into one new Common Share. Subsequent to the consolidation, Cybin had a total of 2,128,295 Common Shares outstanding. All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On November 5, 2020, the Company completed the Reverse Takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and SubCo, a wholly-owned subsidiary of the Company. The Reverse Takeover was completed by way of a "three-cornered" amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company.

On December 4, 2020, Cybin US issued 868,833 Class B Shares, which are exchangeable into 8,688,330 Common Shares of the Company, pursuant to the Adelia Transaction (see note 4). These consolidated financial statements reflect these Common Shares as issued.

Accordingly, $3,146 of share issuance costs were recorded against the proceeds of the share issuance.

On January 11, 2021, the Company announced the achievement of the first Milestone for the period commencing November 15, 2020, as contemplated by the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro "Proof of Principle"; establish an ADME/PK has been completed; and to demonstrate "In Vitro" ADME "Proof of Principle" that specific synthesis modifies the metabolism of a psychedelic tryptamine. Pursuant to the terms of the Contribution Agreement, an aggregate of 51,163 Class B Shares were issued to the Adelia Shareholders in satisfaction of the $1,018 due to them on meeting the relevant Milestone. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,630 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

On February 4, 2021, the Company completed a bought deal short form prospectus offering of 15,246,000 units of the Company (the "Units") at a price of $2.25 per Unit (the "Issue Price") for aggregate gross proceeds of $34,303 (the "Offering"). Each Unit consists of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a "2021 Warrant"). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share expiring on February 4, 2024. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days' notice. In consideration for the services of the underwriters, the Company paid a cash commission equal to $1,955 and issued 868,740 Unit purchase warrants of the Company (the "Underwriters' Warrants"). Each Underwriters' Warrant is exercisable to acquire one Unit at the Issue Price, and expires on February 4, 2024.

Pursuant to the terms of the Contribution Agreement, an aggregate of 42,247.3 Class B Shares were issued to the Adelia Shareholders in satisfaction of partial achievement of the second Milestone, amounting to the $686. The Class B Shares are exchangeable for a total of 422,473 Common Shares, representing an effective issue price of $1.62 per Common Share (see also note 16).

As at March 31, 2021, the Company has 37,637,300 Common Shares held in escrow (March 31, 2020 - nil).

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

c)Warrants

The continuity of the outstanding warrants is as follows:

	Number of	Weighted average
	Warrants	exercise price
		$
As at March 31, 2019	-	-
Granted	60,000	0.25
As at March 31, 2020	60,000	0.25
Granted	30,320,024	1.14
Exercised	(815,047)	0.50
Outstanding as at March 31, 2021	29,564,977	1.15
Exercisable as at March 31, 2021	26,464,977	1.25

On June 15, 2020, Cybin Corp issued 14,725,000 warrants to directors, officers and advisors for services provided and to be provided. Each warrant entitles the holder to acquire one Common Share for $0.25 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.12,875,000 warrants vested on the date of issuance.

b.700,000 warrants vest quarterly over 24 months from the date of issuance.

c.300,000 warrants vest monthly over 18 months from the date of issuance.

d.150,000 warrants vest upon Cybin Corp. completing a public offering.

e.700,000 warrants vest upon Cybin Corp. reaching certain performance milestones.

The Company estimated the aggregate fair value of these warrants using the Black-Scholes option pricing model to be $2,668 with the following assumptions:

Risk-free interest rate	1.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

On August 20, 2020, Cybin Corp. issued 2,000,125 warrants to directors and advisors of the Company. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.600,125 warrants vested on the date of issuance.

b.1,400,000 warrants vest quarterly over 24 months from the date of issuance.

On September 14, 2020, Cybin Corp. issued 56,250 warrants to advisors of Cybin Corp. Each warrant entitles the holder to acquire one Common Share for $0.64 for a period of 60 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on August 20, 2020 and September 14, 2020 using the Black-Scholes option pricing model to be $948 with the following assumptions:

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	1.21%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

On October 19, 2020, Cybin Corp. issued 127,600 Broker Warrants to brokers and 16,000 warrants to advisors. On November 3, 2020, Cybin Corp. issued 2,590,000 warrants to other finders on the same terms as the Broker Warrants. Each warrant entitles the holder to acquire one Common Share for $0.75 for a period of 24 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on October 19, 2020 using the Black-Scholes option pricing model to be $49 with the following assumptions:

Risk-free interest rate	0.36%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.75
Exercise price	$0.75

The Company estimated the aggregate fair value of the warrants issued on November 3, 2020 using the Black-Scholes option pricing model to be $1,388 with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.75
Exercise price	$0.75

On November 4, 2020, Cybin Corp. amended the warrant agreement of one of its directors. Previously the vesting terms were: 300,000 warrants to vest over 18 months; 150,000 to vest on the completion of a merger, public offering, or sale of all or substantially all assets or shares of Cybin Corp. or other change of control transaction; and 400,000 were based on milestone achievements of Cybin Corp. The vesting requirements were revised to: 83,330 warrants vest in equal monthly tranches of 16,666 warrants on the first day of each month for 5 months following the date of issuance; and 766,670 warrants vest on completion of an amalgamation, merger, public offering, or sale of all or substantially all assets or shares of Cybin Corp. or other change of control transaction. The warrants have an exercise price of $0.25 per share expiring on June 15, 2025.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On November 27, 2020, the vesting criteria for 2,000,000 share purchase warrants issued by Cybin Corp. on June 15, 2020 and exchanged for warrants of the Company in connection with the Reverse Takeover were in renegotiations. The warrants now vest quarterly over a 24-month period commencing November 27, 2020.

On December 22, 2020, a holder of 11,000 Common Share purchase warrants, exercisable at $0.25 per Common Share exercised their warrants for aggregate gross proceeds of the Company of $3.

On December 22, 2020, a holder of 17,861 Common Share purchase warrants, exercisable at $0.64 per Common Share exercised their warrants for aggregate gross proceeds of the Company of $11.

On December 30, 2020, a holder of 6,339 Common Share purchase warrants, exercisable at $0.64 per Common Share exercised their warrants for aggregate gross proceeds to the Company of $4.

On February 4, 2021, the Company issued 7,623,000 2021 Warrants in connection with the February 2021 Offering (see "Issued share capital"). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share expiring on February 4, 2024. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days' notice. In consideration for the services of the underwriters, the Company issued 868,740 Underwriters' Warrants. Each Underwriters' Warrant is exercisable to acquire one Unit at the Issue Price, and expires on February 4, 2024.

The Company estimated the aggregate fair value of the 2021 Warrants issued on February 4, 2021 using the Black-Scholes option pricing model to be $5,899 with the following assumptions:

Risk-free interest rate	0.32%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$2.12
Exercise price	$3.25

The Company estimated the aggregate fair value of the Underwriters' Warrants issued on February 4, 2021 using the Black-Scholes option pricing model to be $970 with the following assumptions:

Risk-free interest rate	0.32%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$2.12
Exercise price	$2.25

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Between January 1, 2021 and March 31, 2021, 779,847 warrants were exercised by various holders for aggregate proceeds to the Company of $389.

The following summarizes information about warrants outstanding at March 31, 2021:

						Weighted
				Weighted		average
				average of	Estimate	remaining of
	Warrants	Warrants	Warrants	exercisable	grant date	outstanding
	issued	outstanding	exercisable	price	fair value	contractual life
Expiry date					$$000's	Years
28-Feb-22	60,000	32,500	32,500	0.25	4	0.92
15-Jun-22	2,018,000	2,018,000	518,000	0.25	121	1.21
16-Jun-22	96,034	71,834	71,834	0.64	2,551	4.21
26-Jun-22	199,275	199,275	199,275	0.64	21	1.21
19-Oct-22	143,600	135,253	135,253	0.75	58	1.24
03-Nov-22	2,590,000	2,210,000	2,210,000	0.75	715	4.39
01-Feb-24	7,623,000	7,623,000	7,623,000	3.25	26	4.46
04-Feb-24	868,740	868,740	868,740	2.25	47	1.55
15-Jun-25	14,725,000	14,350,000	13,750,000	0.25	753	1.59
20-Aug-25	2,000,125	2,000,125	1,000,125	0.64	5,899	2.85
14-Sep-25	56,250	56,250	56,250	0.64	971	3.39

	30,380,024	29,564,977	26,464,977	1.25	11,166	1.21

For the year ended March 31, 2021, the Company granted 12,000,000 warrants to executive management with an exercise price of $0.25. The warrants are exercisable for a period of five years from the date of issue. Total number of warrants granted in the period were 30,320,024 with total fair value of $11,731.

The Company recognized share-based payments expense related to the issuance of warrants for the year ended March 31, 2021 of $4,242.

The Company issued 1,900,000 warrants to the Board of Directors as related party transactions during the period.

As at March 31, 2021, the Company has 9,375,094 warrants held in escrow (March 31, 2020 - nil).

d)Stock options

On November 5, 2020, Cybin adopted a new equity incentive plan. Under the Company's equity incentive plan, the Board of Directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares of the Company at the time such awards are granted. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The changes in options are as follows:
	Number of Options	Weighted average
		exercise price
		$
As at March 31, 2020	1,702,338	0.30
Granted	21,927,500	1.02
Exercised	(492,386)	0.37
Forfeited	(1,105,000)	0.37
Outstanding as at March 31, 2021	22,032,452	1.01
Exercisable as at March 31, 2021	6,082,337	0.86

On June 15, 2020, Cybin Corp. granted options to purchase up to 2,600,000 Common Shares to executive officers with an exercise price of $0.25 expiring June 15, 2025.

On July 22, 2020, Cybin Corp. granted options to purchase up to 500,000 Common Shares to executive officers with an exercise price of $0.64 per share expiring July 22, 2025.

On October 12, 2020, Cybin Corp. granted options to purchase up to 3,000,000 Common Shares to executive officers with an exercise price of $0.75 per share and vesting over a 24-month period expiring October 12, 2025.

On November 4, 2020, Cybin Corp. granted 6,200,000 options to purchase up to: 4,500,000 Common Shares to executive officers, 250,000 Common Shares to employees, and 1,450,000 Common Shares to advisors, with an exercise price of $0.75 per Common Share and vesting over a 24-month period expiring November 4, 2025.

On November 5, 2020, the Company completed a Common Share consolidation on the basis of 6.6672 old Common Shares into one new Common Share. After completion of the consolidation, there were 202,338 options to purchase Common Shares outstanding, with an exercise price of $0.6672 per Common Share, with such options being fully vested and having an expiration date of December 11, 2022.

On November 13, 2020, the Company granted options to purchase up to 500,000 Common Shares to executive officers with an exercise price of $0.88 per Common Share and vesting over a 24-month period expiring November 13, 2025.

On November 27, 2020, the Company granted options to purchase up to 200,000 Common Shares to a consultant of the Company with an exercise price of $0.91 per Common Share, vesting on April 27, 2021 and expiring on November 27, 2022.

On December 11, 2020, the Company granted options to purchase up to 700,000 Common Shares to consultants of the Company with an exercise price of $1.48 per Common Share, vesting over a 24-month period expiring December 11, 2025.

On December 14, 2020, the Company granted options to purchase up to 2,244,100 Common Shares to executive officers and consultants of the Company with an exercise price of $1.74 per Common Share, vesting over a 24-month period, expiring December 14, 2025 (see note 4).

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On December 16, 2020, the holders of options to purchase up to 142,386 Common Shares at an exercise price of $0.67 per share exercised their options for aggregate gross proceeds to the Company of $95.

On December 16, 2020, options to purchase up to 200,000 Common Shares expired unexercised as a result of the termination of a consultant of the Company.

On December 28, 2020, the Company granted options to purchase up to 760,000 Common Shares to directors and executive officers with an exercise price of $1.89 per Common Share, vesting over a 24-month period expiring December 28, 2025.

On January 2, 2021, the Company granted options to purchase up to 225,000 Common Shares to an employee with an exercise price of $1.89 per Common Share, vesting over a 24-month period expiring January 2, 2026.

On February 15, 2021, the Company granted options to purchase up to 170,000 Common Shares to consultants with an exercise price of $2.03 per Common Share, vesting over a 24-month period expiring February 15, 2026.

On February 16, 2021, the Company granted options to purchase up to 150,000 Common Shares to a consultant with an exercise price of $2.03 per Common Share, vesting over a 24-month period expiring February 16, 2026.

On March 10, 2021, the Company granted options to purchase up to 1,900,900 Common Shares to certain executive officers, employees, and consultants, with an exercise price of $1.39 per Common Share and vesting over a 24-month period expiring March 10, 2026.

On March 15, 2021, the Company granted options to purchase up to 300,000 Common Shares to a consultant with an exercise price of 1.55 per Common Share, vesting over a 24-month period expiring March 15, 2026.

On March 28, 2021, the Company granted 2,075,000 options to purchase up to: 225,000 Common Shares to an executive officer, 275,000 Common Shares to employees, and 1,575,000 Common Shares to consultants, with an exercise price of $1.36 per Common Share and vesting over a 24-month period expiring March 28, 2026.

On March 29, 2021, the Company granted options to purchase up to 37,500 Common Shares to a consultant with an exercise price of 1.32 per Common Share, vesting over a 24-month period expiring March 29, 2026.

On March 31, 2021, the Company granted options to purchase up to 20,000 Common Shares to certain employees with an exercise price of 1.74 per Common Share, vesting over 24-month period expiring December 25, 2025 and 345,000 Common Shares with an exercise price of $1.35 per Common Share to certain employees, vesting over a 24-month period expiring March 31, 2026.

From April 1, 2020 to March 31, 2021, employees and consultants exercised 492,386 options for gross proceeds of $183 paid to the Company.

The following summarizes information about stock options outstanding on March 31, 2021:

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

		Number of	Number of	Weighted	Recognized
	Exercise	options	options	average	estimated grant
	Price	outstanding	exercisable	remaining life	date fair value
Expiry date	$			Years	$000's
November 27, 2022	0.91	200,000	-	1.66	75
December 11, 2022	0.67	59,952	59,952	1.70	23
February 27, 2025	0.25	525,000	525,000	3.92	36
June 15, 2025	0.25	2,350,000	1,125,000	4.21	333
July 22, 2025	0.64	500,000	187,500	4.31	172
October 12, 2025	0.75	3,000,000	750,000	4.54	956
November 4, 2025	0.75	6,000,000	1,500,000	4.60	1,840
November 13, 2025	0.88	500,000	125,000	4.62	174
December 11, 2025	1.48	700,000	175,000	4.70	363
December 14, 2025	1.74	2,264,100	563,524	4.71	1,352
December 28, 2025	1.89	760,000	190,000	4.75	465
January 2, 2026	1.89	225,000	28,125	4.76	134
February 15, 2026	2.03	170,000	11,875	4.88	49
February 16, 2026	2.03	150,000	18,750	4.88	54
March 10, 2026	1.39	1,870,900	66,986	4.95	349
March 15, 2026	1.55	300,000	37,500	4.96	64
March 28, 2026	1.36	2,075,000	678,125	4.99	679
March 29, 2026	1.32	37,500	37,500	5.00	36
March 31, 2026	1.35	345,000	2,500	5.00	4
		22,032,452	6,082,337	4.57	7,158

For the year ended March 31, 2021, the Company granted 21,927,500 options with a total fair value of $16,036.

The estimated grant date fair value of the options issued on June 15, 2020 were calculated using the Black- Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.38%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The estimated grant date fair value of the options issued on July 22, 2020 were calculated using the Black- Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.32%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

The estimated grant date fair value of the options issued on October 12, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.36%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.75
Exercise price	$0.75

The estimated grant date fair value of the options issued from November 4 to November 27, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.45%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	2-5
Expected dividend yield	0.00%
Share price	(Share price on grant date)
Exercise price	(Share price on grant date)

The estimated grant date fair value of the options issued from December 11 to December 28, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	(Share price on grant date)
Exercise price	(Share price on grant date)

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The estimated grant date fair value of the options issued on January 2, 2021 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$1.89
Exercise price	$1.89

The estimated grant date fair value of the options issued from February 15 to February 16, 2021 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.73%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.03
Exercise price	$2.03

The estimated grant date fair value of the options issued from March 10 to March 31, 2021 were calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.99%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	(Share price on grant date)
Exercise price	(Share price on grant date)

The Company recognized share-based payments expense related to the issuance of stock options for the year ended March 31, 2021 of $7,312.

As at March 31, 2021, the Company has 8,475,000 options held in escrow (March 31, 2020 - nil).

The outstanding options and warrants disclosed above were anti-dilutive for the current period and did not impact the calculation of the loss per share.

10.RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The remuneration of key management personnel for the year ended March 31, 2021 are as follows:

		From incorporation
	For the year ended	October 22, 2019 to
	March 31, 2021	March 31, 2020
	$000's	$000's
Consulting fees, payroll and other benefits	4,001	135
Share-based payments
Options	4,786	—
Warrants	2,665	—
Total	11,452	135
11. GENERAL AND ADMINISTRATIVE EXPENSES		From incorporation

	For the year ended	October 22, 2019 to
	March 31, 2021	March 31, 2020
	$000's	$000's
Payroll, Consulting and Benefits	4,867	363
Professional and Consulting Fees	3,070	95
Listing Fees	2,052	—
Office and Administration	936	109
Total	10,925	567

12.CONTRACTS AND COMMITMENTS

On June 24, 2020, Cybin Corp. had entered a service level agreement with Smart Medicines GMP Inc. ("Smart"), for research and development of proprietary drug formulations, natural health products. The Company has funded phase one testing, and is committed to paying $24 per month until September 2021. On January 11, 2021, the Company provided the requisite 30-days' notice to Smart of its decision to terminate the agreement.

On July 3, 2020, Cybin Corp. entered into a feasibility agreement (the "IntelGenx Agreement") with IntelGenx Corp. ("IntelGenx"). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. The Company is committed to fund an additional $178 for research and development, of which $60 has been paid by March 31, 2021.

As at March 31, 2021, the Company had also entered into agreements for preclinical studies which may require the Company to spend up to $6,461 [US$5,138]. The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones.

13.CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company's policy is to maintain adequate levels of capital at all times.

The Company's capital structure includes the following:
As at March 31,	2021	2020
	$000's	$000's
Shareholders' equity comprised of:
Share Capital	100,676	2,187
Contributed Surplus	124	-
Options reserve	7,158	64
Warrants reserve	11,166	7
Accumulated other comprehensive income	24	—
Deficit	(33,030)	(810)
Total	86,118	1,448

The Company's objectives when managing capital are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by: (i) raising capital through the issuance of securities.

The Company's capital management objectives, policies and processes have generally remained unchanged during the year ended March 31, 2021.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

The Company has classified its financial instruments as follows:
As at March 31,	2021	2020
	$000's	$000's
FVTPL, measured at fair value:
Cash	64,026	1,545
Investments	—	71
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	2,793	263
Contingent liabilities	3,201	—

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The carrying value of the Company's financial instruments approximate their fair value.

Fair value of Hierarchy of Financial Instruments

The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The investment in 3W Wellness Inc. is classified as Level 3.

There were no transfers between level levels 1 and 2 for recurring fair value measurements during the year ended March 31, 2021. Further there was no transfer out of level 3 measurements. The following table presents the changes in level 3 items for the year ended March 31, 2021:

Unlisted equity securities
$000's
Balance as at March 31, 2020	71
Impairment of 3W Wellness Inc.	(63)
Effect of foreign exchange	(8)
Balance as at March 31, 2021	—

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair Value as at March 31,				Relationship of
			Unobservable	Range of	unobservable inputs to
Description	2021	2020	inputs	inputs	fair value
3W Wellness Inc.	—	71	Risk adjusted	10%	Increase/decrease in the
			discount rate		risk adjusted discount rate
					by 1% would not have a

material effect on the fair value of the investment

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Financial risk management

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at March 31, 2021, the Company's maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

As at March 31, 2021, the Company had cash of $64,026 (March 31, 2020 - $1,545) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $2,793 (March 31, 2020 - $263), all amounts are due within the next 12 months.

Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at March 31, 2021, the Company has determined its exposure to interest rate risk is minimal.

Currency risk

The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in: US$000's
Cash	530
Accounts payable and accrued liabilities	(263)
267
Foreign currency rate	1.2575
Equivalent to Canadian dollars	$336

Based on the above net exposures as at March 31, 2021, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $34.

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

15.INCOME TAX

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately

26.50% are as follows:

	2021	2020
Net loss and comprehensive loss before income taxes	$32,220	$810
Expected recovery at statutory rate	8,538	215
Share-based compensation	(3,099)	(17)
Share issuance costs	1,324	-
Difference between Canadian and foreign tax rates	(97)	-
Non-deductible expenses	(40)	(3)
Change in unrecognized deferred tax assets	(6,626)	(195)
Income tax recovery	$-	$-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	2020
Non-capital loss carryforwards	$5,660	$196
Share issuance costs	1,126	(1)
Depreciation/CCA differences	12	-
Other	23	-
	6,821	195
Valuation allowance	(6,821)	(195)
	$-	$-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company will be able to use these benefits.

Non-capital loss balance

As at March 31, 2021, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiration	$
2040	740
2041	19,373
20,113

As at March 31, 2021, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

CYBIN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021 AND 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Year of expiration		$
2041	- Pre-acquisition loss generated in the period ended December 4, 2020	1,208
2041	- Post-acquisition loss generated in the period ending March 31, 2021	1,572
		2,780

Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at March 31, 2021, the annual limitation was $135,797.

Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.

16.SUBSEQUENT EVENTS

The Company has entered into research commitments of $197 in April 2021.

On April 20, 2021, the Company entered into an agreement with Catalyst Global LLC ("Catalyst"), pursuant to which Catalyst will provide investor relations services to the Company. In consideration for the services, the Company will pay Catalyst a monthly rate of US$8 and has agreed to grant to Catalyst options to purchase up to 36,000 common shares for a period of two years at an exercise price to the determined by the Company at the date of grant. The agreement is for a term of six months.

On May 13, 2021, the Company entered into a Psilocybin Zydis Feasibility study with Catalent UK Swindon Zydis ("Catalent"). The study is to evaluate the technical feasibility of developing the active pharmaceutical ingredient psilocybin using the proprietary Zydis Orally Disintegrating Tablet technology. Feasibility will be determined for the unit dose of 10mg and 20mg. The Company has committed to pay UK£114 for the study.

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited ("RxLive") whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debenture (the "Rx Debentures"). RxLive is a UK based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of the prescription medication. The Rx Debentures mature and become due 12 months from the date of issuance. The Rx Debentures are exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. ("Finco") concurrent with a go public transaction. Each unit is to consist of one common share of Finco (a "Finco Share") and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price. Concurrent with the purchase of the Rx Debentures, the Company entered into a side letter to be the exclusive partner for RxLive's products and services in the psychedelics space. In addition, Cybin has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500. The Company is to also have a right of first refusal to purchase any new securities of RxLive until the completion of certain events described in the side letter.

During the period from April 1, 2021 to June 24, 2021, holders of options and warrants exercised securities resulting in the issuance of 581,031 Common Shares for gross proceeds of approximately $322.

On June 24, 2021 Adelia completed the remaining requirements of the second Milestone as listed in the Contribution Agreement. Accordingly, Class B Shares having an aggregate value of $458 became due to be issued to the Adelia Shareholders, at a price per share to be determined in accordance with the terms of the Contribution Agreement and applicable securities laws (see also Notes 4 and 9).